SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NOTICE TO THE MARKET

SÃO PAULO, AUGUST 13, 2012 – GOL Linhas Aéreas Inteligentes S.A. (BM&FBovespa: GOLL4 and NYSE: GOL), (S&P: B+, Fitch: B+, Moody`s: B3), the largest low-cost and low-fare airline in Latin America, announces that the Board of Directors’ meeting held on August 13, 2012 approved the partial ratification of the Company's capital increase, as approved by the Board of Directors’ meeting on December 21, 2011, as part of Delta’s indirect investment.

Given the partial ratification of the capital increase, the Company subscribed R$183,189,204.00 (one hundred eighty-three million, one hundred eighty-nine thousand, two hundred and four reais), represented by 6,825,470 common shares and 1,501,312 preferred shares, totaling 8,326,782 shares. Of this total, 8,300,455 shares were subscribed by the controlling shareholder and 26,327 shares subscribed by minority shareholders. With the Company’s capital now totaling R$2,499,688,826.61(two billion, four hundred ninety-nine million, six hundred eighty-eight thousand, eight hundred and twenty-six reais and sixty-one centavos), composed of 278,716,786 (two hundred seventy-eight million, seven hundred sixteen thousand, seven hundred and eighty-six) shares, divided into 143,858,204 (one hundred forty-three million, eight hundred fifty-eight thousand, two hundred and four) common shares and 134,858,582 (one hundred thirty-four million, eight hundred fifty-eight thousand, five hundred and eighty-two) preferred shares.

At the end of period for exercising the Right of Preference, there was a balance of 5,118,453 unsubscribed shares, which were cancelled on August 13, 2012, upon the partial ratification of the Capital Increase.

ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

▶ GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 810 daily flights to 63 destinations in Brazil and 13 in South America and the Caribbean under the GOL and VARIG brands, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. It also offers its clients a further 12 Brazilian destinations through agreements with local regional airlines. In addition, the SMILES loyalty program, the biggest in Brazil, allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 1,800 cities in Brazil and eight abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

ABOUT WEBJET LINHAS AÉREAS S.A.

▶ Webjet Linhas Aéreas S.A., controlled by VRG Linhas Aéreas S.A., offers around 136 daily flights to 18 Brazilian destinations, using a fleet of Boeing 737-300 and 737-800 Next Generation aircraft. In July 2011, GOL announced the acquisition of Webjet. The two companies continue to operate separately and are awaiting the transaction’s approval by the Administrative Council for Economic Defense (CADE), Brazil’s antitrust authority.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

CONTACT	▶ Edmar Prado	▶ André Brandi	▶ Gustavo Mendes

INVESTOR RELATIONS ri@golnaweb.com.br www.voegol.com.br/IR +55 (11) 2128-4700

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2012

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.